SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 26, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 25, 2016, entitled “Syneron Candela's PicoWay Picosecond Laser Receives U.S. FDA Clearance for Ultra-Short 785nm Wavelength.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: July 26, 2016

Syneron Candela’s PicoWay Picosecond Laser Receives U.S. FDA Clearance
for Ultra-Short 785nm Wavelength

New ultra-short 785nm wavelength is first-of-its-kind in the aesthetic market, enabling comprehensive tattoo removal with PicoWay

Irvine, CA, July 25, 2016 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today that the PicoWay® picosecond laser received U.S. Food and Drug Administration (FDA) clearance for a new ultra-short 785nm wavelength, which is the third FDA cleared wavelength for PicoWay. The new ultra-short 785nm wavelength is the first of its kind in the aesthetic market, utilizing a titanium sapphire laser for the removal of blue and green inks, and will be available to new and existing PicoWay customers in the U.S. market in the fourth quarter 2016.

The FDA clearance of the new ultra-short 785nm wavelength was supported by a 15 patient study, covering 22 tattoos, of which 18 contained blue and green inks. Blinded evaluation of tattoo clearance, by independent board-certified physicians, showed that 83% of the treated blue/green tattoos had “good” to “complete” treatment response after 2 PicoWay treatments with the 785nm wavelength. Moreover, investigator assessments of tattoo clearance showed similar results to blinded evaluation findings. There were no treatment complications, and PicoWay treatments were generally associated with no discomfort to mild discomfort for the majority of treatments.

Eric F. Bernstein, MD, MSE, Director of the Main Line Center for Laser Surgery in suburban Philadelphia, PA, and Chairman of the Candela Laser Corporation Medical Advisory Board, was the principal investigator for the clinical study resulting in FDA clearance of the new 785nm wavelength for PicoWay laser. Dr. Bernstein commented, “This is the first, ever, 785nm wavelength picosecond-domain laser in the world. This novel addition to the PicoWay enables optimal treatment for blue and green tattoos, and is a welcome addition to the 532 and 1,064nm wavelengths already available with the PicoWay. I am extremely impressed with Jay Bhawalkar and his engineering team at Candela, who developed the PicoWay. The new 785nm wavelength further enhances the already strong capabilities of the PicoWay platform for tattoo removal, adding to its ability to rapidly and safely clear multicolored tattoos. I am thrilled to offer this new wavelength to my patients, and honored to have lead the clinical trial leading to FDA clearance of the PicoWay and this new wavelength.”

The innovative PicoWay laser platform delivers ultra-short pulses of energy (e.g., 300 picoseconds at 785nm) making treatments shorter and comfortable for patients while offering the industry's shortest pulses and highest peak power. The addition of PicoWay's third wavelength completes the PicoWay laser platform, allowing for the comprehensive removal and treatment of all colors of tattoos and pigmented lesions. The PicoWay picosecond laser previously received FDA clearance for the removal of tattoos in November 2014 and the treatment of pigmented lesions in April 2015.

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We are pleased to receive FDA clearance for the new 785nm wavelength for PicoWay, which enhances its ability to remove blue and green tattoo ink. With the addition of this third wavelength, PicoWay can now provide practices with the ability to provide comprehensive removal and treatment of all colors of tattoos and skin pigmentation. We look forward to making this feature available to new and existing PicoWay customers in the U.S. beginning in the fourth quarter.”

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima*, Profound and elōs Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Syneron, the Syneron logo, UltraShape, eMatrix and elōs are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elōs (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

* CO2RE Intima is a module of the CO2RE system.